東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
*(Incorporated in Bermuda with limited liability)*

SEC MAIL RECEIVED PROCESSING
DEC 17 2003
WASH, D.C. 156 SECTION

SUPPL

1st December, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**BY AIRMAIL**

**SEC FILE NO. 82-3735**

03045257

Dear Sirs,

**Re: ONFEM Holdings Limited (the "Company")**
**- Information furnished pursuant to Rule 12g3-2(b)**
**Under the Securities Exchange Act of 1934 (the "Act")**

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of two announcements of the Company dated 26th November, 2003 and 28th November, 2003 respectively.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

SEC FILE NO.82-3735



**China Minmetals H.K. (Holdings) Limited**

*(Incorporated in Hong Kong with limited liability)*

**ONFEM Holdings Limited**

*(Incorporated in Bermuda with limited liability)*

**June Glory International Limited**

*(Incorporated in the British Virgin Islands with limited liability)*

**Mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it)**

## RESULTS OF THE OFFER

As at 4:00 p.m. on Wednesday, 26th November, 2003, being the latest time for acceptances of the Offer, June Glory had received acceptances in respect of 575,924 Shares, representing approximately 0.07% of the issued share capital of the Company, in aggregate. Accordingly, when aggregated with the 416,009,928 Shares, representing approximately 53.87% of the issued share capital of the Company already held, controlled or directed by June Glory and parties acting in concert with it at the commencement of the Offer, June Glory and parties acting in concert with it, currently hold 416,585,852 Shares, representing approximately 53.95% of the issued share capital of the Company. Approximately 46.05% of the issued share capital of the Company is in public hands immediately after the closing of the Offer. Save as the 575,924 Shares accepted during the period of the Offer, June Glory and parties acting in concert with it have not acquired or agreed to acquire any additional Shares.

The Offer has closed at 4:00 p.m. on Wednesday, 26th November, 2003 and no further acceptances will be accepted.

It is the intention of June Glory that the listing of the Shares on the Stock Exchange be maintained. As the public float of the Shares is approximately 46.05% of its existing issued share capital, the Company has sufficient public float of the Shares for the purpose of the Listing Rules.

Reference is made to the composite offer document of the Company, June Glory and Minmetals HK dated 5th November, 2003 (the "Document"). Terms defined in the Document shall have the same meanings when used herein unless the context requires otherwise.

**RESULTS OF THE OFFER**

As at 4:00 p.m. on Wednesday, 26th November, 2003, being the latest time for acceptances of the Offer, June Glory had received acceptances in respect of 575,924 Shares, representing approximately 0.07% of the issued share capital of the Company, in aggregate.

Accordingly, when aggregated with the 416,009,928 Shares, representing approximately 53.87% of the issued share capital of the Company already held, controlled or directed by June Glory and parties acting in concert with it at the commencement of the Offer, June Glory and parties acting in concert with it, currently hold 416,585,852 Shares, representing approximately 53.95% of the issued share capital of the Company. Approximately 46.05% of the issued share capital of the Company is in public hands immediately after the closing of the Offer. Save as the 575,924 Shares accepted during the period of the Offer, June Glory and parties acting in concert with it have not acquired or agreed to acquire any additional Shares.

The Offer has closed at 4:00 p.m. on Wednesday, 26th November, 2003 and no further acceptances will be accepted.

**MAINTAINING THE LISTING OF THE COMPANY**

It is the intention of June Glory that the listing of the Shares on the Stock Exchange be maintained. As the public float of the Shares is approximately 46.05% of its existing issued share capital, the Company has sufficient public float of the Shares for the purpose of the Listing Rules.

By Order of the board of
**China Minmetals H.K. (Holdings) Limited**
**Lin Xizhong**
*Vice Chairman and Managing Director*

By Order of the board of
**ONFEM Holdings Limited**
**Wang Xingdong**
*Managing Director*

By Order of the board of
**June Glory International Limited**
**Qian Wenchao**
*Director*

Hong Kong, 26th November, 2003

*The directors of Minmetals HK and June Glory jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to Minmetals HK, June Glory, the Offer and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to Minmetals HK, June Glory, the Offer and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

*The directors of the Company (other than Mr. Li Shiming who has been temporarily suspended from duty since 4th February, 2002) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to Minmetals HK, June Glory, the Offer and BNP Paribas Peregrine) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than information relating to Minmetals HK, June Glory, the Offer and BNP Paribas Peregrine) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

**中國五礦香港控股有限公司**
*(於香港註冊成立之有限公司)*

**ONFEM Holdings Limited**
**東方有色集團有限公司***
*(於百慕達註冊成立之有限公司)*

# June Glory International Limited
*(於英屬處女群島註冊成立之有限公司)*

**由法國巴黎百富勤代表June Glory就所有股份**
**(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)**
**提出強制性無條件現金要約**

## 要約結果

於二零零三年十一月二十六日(星期三)下午四時正(即接納要約之最後時間)，June Glory合共收到575,924股接納要約之股份，佔公司已發行股本約0.07%。因此，當合計June Glory及其一致行動人士於要約開始前經已擁有、控制及可指示之416,009,928股股份(佔公司已發行股本約53.87%)，June Glory及其一致行動人士現時合共持有416,585,852股股份，佔公司已發行股本約53.95%。公眾人士於要約結束後持有公司已發行股本約46.05%。除於要約期間接納之575,924股股份外，June Glory及其一致行動人士概無收購或同意收購任何額外股份。

要約已於二零零三年十一月二十六日(星期三)下午四時正結束，之後將不會再接受接納要約的申請。

June Glory有意維持股份於聯交所之上市地位。鑒於由公眾人士持有之股份數量佔其現時已發行股本約46.05%，公司有足夠符合上市規則之公眾持股量。

謹此提述公司、June Glory及香港五礦日期為二零零三年十一月五日之綜合要約文件(「該文件」)。除文義另有所指外，本公佈所採用之詞彙與該文件所界定者具相同涵義。

**要約結果**

於二零零三年十一月二十六日(星期三)下午四時正(即接納要約之最後時間)，June Glory合共收到575,924股接納要約之股份，佔公司已發行股本約0.07%。

因此，當合計June Glory及其一致行動人士於要約開始前經已擁有、控制及可指示之416,009,928股股份(佔公司已發行股本約53.87%)，June Glory及其一致行動人士現時合共持有416,585,852股股份，佔公司已發行股本約53.95%。公眾人士於要約結束後持有公司已發行股本約46.05%。除於要約期間接納之575,924股股份外，June Glory及其一致行動人士概無收購或同意收購任何額外股份。

要約已於二零零三年十一月二十六日(星期三)下午四時正結束，之後將不會再接受接納要約的申請。

**維持公司之上市地位**

June Glory有意維持股份於聯交所之上市地位。鑒於由公眾人士持有之股份數量佔其現時已發行股本約46.05%，公司有足夠符合上市規則之公眾持股量。

承董事會命
**中國五礦香港**
**控股有限公司**
*副董事長兼總經理*
**林錫忠**

承董事會命
**ONFEM Holdings Limited**
**東方有色集團有限公司***
*董事總經理*
**王幸東**

承董事會命
**June Glory International Limited**
*董事*
**錢文超**

香港，二零零三年十一月二十六日

* *僅供識別*

*香港五礦及June Glory之董事在此共同及個別地就本公佈所載有關香港五礦、June Glory、要約及法國巴黎百富勤的資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表有關香港五礦、June Glory、要約及法國巴黎百富勤之意見乃經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。*

*公司之董事(除於二零零二年二月四日起已暫停職務之李世銘先生外)在此共同及個別地就本公佈所載(關於香港五礦、June Glory、要約及法國巴黎百富勤之資料除外)的資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表(關於香港五礦、June Glory、要約及法國巴黎百富勤之資料除外)之意見乃經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。*

SEC FILE NO.82-3735

# ONFEM HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

## ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") announces that Mr. Gao Dezhu (高德柱) resigned as an Executive Director and the Chairman of the Company and Mr. Li Shiming (李世銘) resigned as an Executive Director and the Deputy Managing Director of the Company, both with effect from 27th November, 2003.

The Board of the Company is pleased to announce that Mr. Lin Xizhong (林錫忠) was elected as the Chairman of the Company with effect from 27th November, 2003 and extends its warmest welcome to Mr. Lin.

By Order of the Board
**Siu Tin Ho**
*Company Secretary*

Hong Kong, 28th November, 2003

Sing Tao Daily 1 December 2003, Monday B11
(星島日報 2003 年 12 月 1 日 星期一 B11)



# ONFEM HOLDINGS LIMITED
# 東方有色集團有限公司*

*(於百慕達註冊成立之有限公司)*

## 公 佈

東方有色集團有限公司(「本公司」)董事會宣佈，高德柱先生辭任本公司執行董事兼主席及李世銘先生辭任本公司執行董事兼董事副總經理，生效日期均為二零零三年十一月二十七日。

本公司董事會欣然宣佈，林錫忠先生獲選為本公司之主席，生效日期為二零零三年十一月二十七日。本公司董事會對林先生表示熱烈歡迎。

承董事會命
*公司秘書*
**蕭天好**

香港，二零零三年十一月二十八日

* *僅供識別*